Exhibit 99.1

JBS S.A.

CNPJ/MF nº 02.916.265/0001-60

NIRE 35.300.330.587

Book of Minutes

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON AUGUST 11, 2023

Date, Time and Place: meeting of the Fiscal Council of JBS S.A., held on August 11, 2023, at 9:00 am at the headquarters of JBS S.A., located in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3rd Floor, Vila Jaguara, CEP 05118-100 (“Company”), by videoconference and in person.

Call: Sent by e-mail to the members of the Fiscal Council, pursuant to Article 12 of the Internal Regulations of the Fiscal Council.

Attendance: All members of the Fiscal Council attended the meeting, Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior and Ms. Patricia da Silva Barros, thus verifying the quorum required for meeting setup.

The following gentlemen of the Company also attended: Guilherme Perboyre Cavalcanti, CFO and Investor Relations Officer, Agnaldo dos Santos Moreira Jr., Accounting and Corporate Administration Officer and Mrs. Louise Maximo, Accounting Manager and Mrs. Beatriz Lopes Alexandre, Senior Corporate Governance Lawyer. Also present were Messrs. Fabian Junqueira, Lead Audit Partner and Global Partner of the JBS account, and Rafael Santos, Managing Partner, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: President, Adrian Lima da Hora; and Secretary, Milena Hitomi Yanagisawa.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview related to the period ended June 30, 2023; (ii) analysis of the Interim Financial Statements accompanied by the Company’s Independent Auditor’s Report for the period ended June 30, 2023 (“Interim Financial Statements”); (iii) discussion with representatives of KPMG Auditores Independentes Ltda. on the Independent Auditor’s Report of Financial Statements (“Auditor’s Report”); and (iv) discussion and resolution of the Fiscal Council’s opinion on the Interim Financial Statements.

Discussions and resolutions:

(i)  the meeting began with Mr. Guilherme Perboyre Cavalcanti presenting the members of the Fiscal Council with an overview of the operations of the Company and its subsidiaries, including the market overview related to the period ended on June 30, 2023.

The members of the Fiscal Council presented their questions, all of which were satisfactorily clarified by Mr. Guilherme Perboyre Cavalcanti;

(ii) then, the members of the Fiscal Council discussed with the accounting area their observations of their previous reading of the Interim Financial Statements, copies of which were made available on the Diligent portal before the meeting. During the analysis of the Interim Financial Statements, Mr. Agnaldo dos Santos Moreira Jr. and Mrs. Louise da Silva Maximo presented to the Directors their considerations on the main items of the Interim Financial Statements and on the directors’ observations.

The members of the Fiscal Council presented questions about the Interim Financial Statements, having received additional clarifications provided by Mr. Agnaldo dos Santos Moreira Jr. and by Ms. Louise da Silva Maximo;

(iii)  following, Messrs. Fabian Junqueira and Rafael Santos made a presentation on the work carried out by KPMG in relation to the Interim Financial Statements, highlighting the independence, the required communications from the auditors, and also, that there was no divergence with the management of the Company, nor were they aware, based on the review work carried out, of evidence of fraud or errors, conflicts of interest, significant deficiencies or weaknesses, material in internal controls and that the contingency processes were reviewed by the independent auditors based on the review standards applicable. Furthermore, Mr. Fabian Junqueira informed that there was no matter globally identified that could impact KPMG’s professional independence, that KPMG obtained access to all requested information and that no material adjustments were identified in the conclusion of the work. All questions from the members of the Fiscal Council were duly answered by Mr. Fabian Junqueira.

(iv) after the occurrence of the above facts, the members of the Fiscal Council record that, in the use of their legal and statutory attributions, they examined the Earnings Release and the Interim Financial Statements of the Company for the period ended on June 30, 2023, to be considered by the Company’s Board of Directors. Based on this review, on the information and clarifications received during the period and considering the draft of KPMG’s review report on the interim financial statements, to be issued without reservations on 08.14.2023, the Audit Board was not aware of no additional facts or indications of fraud, or errors that lead to believe that the interim financial statements mentioned above do not reflect in all material aspects the information contained therein, and that they are in a position to be disclosed by the Company, after approval by the Board of Directors.

Finally, the members of the Fiscal Council approved the text of the Fiscal Council’s Opinion regarding the Interim Financial Statements for the period ended on June 30, 2023 and will issue the opinion after approval of the disclosure of the Interim Financial Statements by the Company’s Board of Directors and issuance of the Auditor’s Report.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in summary form and their publication with the omission of signatures, pursuant to paragraphs 1 and 2 of article 130 of the Brazilian Corporate Law.

Closure: There being nothing further to be discussed, the floor was offered to anyone who wanted to take it and, as no one spoke, the work was suspended for the time necessary to draw up these minutes, which, after reopening the session, were read, approved by all present and signed.

São Paulo, August 11, 2023.

Adrian Lima da Hora	Milena Hitomi Yanagisawa
President	Secretary

Attending Board Members:

Adrian Lima da Hora	José Paulo da Silva Filho

(Signature page of the Minutes of the Meeting of the Fiscal Council of JBS S.A.

held on August 11, 2023, at 9:00 am)

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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